UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION

                           WASHINGTON, DC  20549





                                   FORM 11-K



(Mark One):

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [FEE REQUIRED]

For the fiscal year ended  December 31, 1996.


                                        OR

[  ]   TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE
       ACT OF 1934 [NO FEE REQUIRED].

For the transition period from_________to___________

Commission file number  1-8029



A.  The Ryland Group, Inc. Retirement and Stock Ownership Plan

B.  The Ryland Group, Inc.
     11000 Broken Land Parkway
     Columbia, Maryland, 2104


                             THE RYLAND GROUP, INC.
                        Information Required by Form 11-K

                                     INDEX


                                                                 Page Number

Report of Independent Auditors                                         1

Item 4.                           Audited Financial Statements
                                   and Schedules prepared in
                                   accordance with ERISA             2-16

SIGNATURES                                                             17

INDEX OF EXHIBITS                                                      18



                       REPORT OF INDEPENDENT AUDITORS


Employee Benefits Committee
The Ryland Group, Inc.


We have audited the accompanying statements of net assets available for plan benefits of The Ryland Group, Inc. Retirement and Stock Ownership Plan as of December 31, 1996 and 1995, and the related statements of changes in net assets available for plan benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan at December 31, 1996 and 1995, and the changes in its net assets available for plan benefits for the years then ended, in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedules of assets held for investment purposes as of December 31, 1996 and reportable transactions for the year then ended are presented for purposes of complying with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, and are not a required part of the financial statements. The supplemental schedules have been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, are fairly stated in all material respects in relation to the financial statements taken as a whole.



                                         /s/ Ernst & Young LLP

Baltimore, Maryland
June 23, 1997



Item 4: Audited Financial Statements and Schedules prepared in accordance with ERISA

STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS

The Ryland Group, Inc.
Retirement and Stock Ownership Plan


                                                  December 31,   December 31,
                                                      1996            1995
                                                  ------------   ------------
ASSETS

Receivables:
  Accrued employer contributions               $    2,732,371   $   1,879,172
  Accrued interest and dividends                      499,910         546,576
                                               ---------------    ------------
     Total receivables                              3,232,281       2,425,748

Investments at fair value:
   Short-term investments                             144,646         138,791
   CIGNA Income Fund                                5,599,646       6,196,142
   Preferred stock of
      The Ryland Group, Inc.
           Unallocated                              7,901,966      11,895,164
           Allocated                               14,072,430      12,153,810
   Common stock of
      The Ryland Group, Inc.                          152,436         182,154
   Mutual funds                                    31,037,164      28,897,369
   Loans to participants                            1,765,450       1,513,314
                                                 -------------    -----------
      Total investments                            60,673,738      60,976,744
                                                 -------------    -----------

      Total Assets                                 63,906,019      63,402,492
                                                 -------------    -----------

LIABILITIES

Accrued liabilities                                   409,360         534,302
Loan payable to
   The Ryland Group, Inc.                          16,390,810      21,393,457
                                                 -------------    -----------
     Total Liabilities                             16,800,170      21,927,759
                                                 -------------    -----------

NET ASSETS AVAILABLE FOR
  PLAN BENEFITS                                  $ 47,105,849    $ 41,474,733
                                                 =============   ============

See notes to financial statements


STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS

The Ryland Group, Inc.
Retirement and Stock Ownership Plan

                                                   Year Ended      Year Ended
                                                  December 31,    December 31,
                                                      1996            1995
                                                 -------------   -------------
ADDITIONS

Contributions:
  Employer                                       $ 7,263,783     $  6,899,539
  Participants                                     4,333,945        4,860,384
  Rollovers                                          338,277        1,058,624
                                                 -----------      -----------
      Total contributions                         11,936,005       12,818,547

Interest:
  Short-term investments                               1,471           15,521
  CIGNA Income Fund                                  333,539          396,762
  Participant loans                                  137,129          117,743
                                                 -----------     ------------
      Total interest                                 472,139          530,026

Dividends:
  The Ryland Group, Inc.
    Preferred stock                                1,974,464        2,192,552
    Common stock                                       7,481           11,370
  Mutual funds                                     2,007,320        2,116,968
                                                 ------------    ------------
      Total dividends                              3,989,265        4,320,890
                                                 ------------    ------------
Total Additions                                   16,397,409       17,669,463

DEDUCTIONS

Benefit payments to participants                   9,719,542       14,281,532
Interest expense                                   1,794,450        2,229,042
Administrative expenses                              165,424          158,522
                                                 -----------     ------------
Total Deductions                                  11,679,416       16,669,096

Net realized and unrealized appreciation
  (depreciation) in fair value of investments        913,123        4,075,913
                                                 ------------    ------------


Increase in net assets
  available for plan benefits                      5,631,116        5,076,280

Net assets available for plan benefits at
  beginning of year                               41,474,733       36,398,453
                                                -------------    ------------


NET ASSET AVAILABLE FOR PLAN BENEFITS
  AT END OF YEAR                                $ 47,105,849     $ 41,474,733
                                                =============    ============

See notes to financial statements


NOTES TO FINANCIAL STATEMENTS

THE RYLAND GROUP, INC.
RETIREMENT AND STOCK OWNERSHIP PLAN


NOTE A:  SIGNIFICANT ACCOUNTING POLICIES

The financial statements of The Ryland Group, Inc. Retirement and Stock Ownership Plan ("the Plan" or "the RSOP") are prepared on the accrual basis of accounting.

The preparation of financial statements in accordance with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Investments are stated at aggregate current market value. Securities traded on a national securities exchange are valued at the last reported sales price on the last business day of the Plan year. Mutual funds are valued at quoted market prices which represent the net asset values of shares held by the plan. The Preferred Stock of The Ryland Group, Inc. (the "Company"), is valued monthly by an independent appraiser, with a minimum guaranteed value of $25.25 by the Company. Deposits invested by the Trustee (Wachovia Bank) in funds maintained by CIGNA are stated at current redemption value. The Trustee invests any excess funds on a short-term basis in common trust funds.

The change in the difference between current fair value and the cost of investments is reflected in the statement of changes in net assets available for plan benefits as net unrealized appreciation or depreciation in fair value of investments.

The net realized gain or loss on sale of investments reflects the difference between the proceeds received and the cost of the specific investment shares sold (see also Note D). Expenses relating to the purchase or sale of investments are added to their cost or deducted from their proceeds.

Approximately half of all administrative expenses incurred are paid by the Plan, with the Company paying the remainder.

The Plan accounts for benefits due but unpaid as a component of net assets available for plan benefits. Benefits due but unpaid were approximately $96,907 and $40,323 at December 31, 1996 and 1995, respectively.


NOTE B:  DESCRIPTION OF THE PLAN

General
-------
The RSOP was established on August 16, 1989. Designed to be an employee stock ownership plan with a deferred compensation and profit sharing arrangement, the Plan permits deferral of a portion of participants' pretax income pursuant to Section 401(k) of the Internal Revenue Code. These participant contributions into the Plan are combined with Company contributions, which are allocated to participants as a match of their pretax deferrals and as discretionary contributions resulting from the Company's desire to share profits with participants.


Employee Eligibility
--------------------
In 1995, employees were eligible to participate in the Plan at the beginning of the first pay period of the month following the employee's hire date, provided the employee ultimately completes the period of service requirement as defined below. As of January 1, 1996, the Plan was amended to make employees eligible to participate in the Plan at the beginning of the first pay period of the month that followed completion of a one-year period of service. An employee was credited with a one-year period of service upon completion of at least 1,000 hours of service in the 12-month period beginning on the date of his/her employment or in any plan year beginning thereafter. This amendment did not have a material impact on the net assets of the Plan.



NOTES TO FINANCIAL STATEMENTS--CONTINUED

THE RYLAND GROUP, INC.
RETIREMENT AND STOCK OWNERSHIP PLAN


NOTE B:  DESCRIPTION OF THE PLAN--CONTINUED

Employee Contributions and Investment Options
---------------------------------------------
Each eligible participant may elect to contribute on a pretax basis, through a system of payroll deductions, any whole number percentage, from one percent (1%) to twelve percent (12%), of the eligible participant's compensation. In accordance with IRS regulations, no employee may contribute more than $9,500 to the Plan for the 1996 calendar year. The RSOP offers the participants several investment options for their contributions.

The following are descriptions of the participant investment options for 1996:

Putnam Voyager Fund - The Putnam Voyager Fund is an aggressive equity mutual fund seeking capital appreciation primarily by investing in emerging growth stocks of small to medium sized companies with the potential for above average sales and earnings growth, as well as opportunity stocks of larger, well-established companies which show near-term growth potential resulting from some change in the companies business plans or competitive environments. The investment manager of this fund is The Putnam Management Company, Inc. At December 31, 1996 and 1995, 1,298 and 1,411 employees, respectively, were participating in this option.

Fidelity Growth Company Fund - The Fidelity Growth Company Fund is an aggressive equity mutual fund seeking capital appreciation primarily by investing in common stocks and convertible securities of companies with above-average growth characteristics found in smaller, lesser-known companies in emerging areas of the economy as well as revitalized or well-positioned larger companies in mature industries. The investment manager of this fund is Fidelity Management and Research. At December 31, 1996, 1,106 employees were participating in this option.

CIGNA Income Fund -The CIGNA Income Fund is a fund which consists of investments in intermediate-term obligations of a "fixed income" nature. These are predominantly public and direct placement bonds and mortgages. Interest rates on funds are declared annually and in advance. Withdrawals or transfers from the CIGNA Income Fund may be restricted. At December 31, 1996 and 1995, 630 and 806 employees, respectively, were participating in this option.

American Balanced Fund -The American Balanced Fund is a conservative mutual fund seeking preservation of capital and income as well as long-term growth of capital and income by broadly investing in a diversified portfolio of blue chip common stocks, preferred stocks, corporate bonds, and U.S. Government securities. The investment advisor of this fund is Capital Research and Management Company (CRMC). At December 31, 1996 and 1995, 976 and 1,183 employees, respectively, were participating in this option.

Wells Fargo Equity Index Fund -The Wells Fargo Equity Index Fund is a fund that has the objective of reproducing the performance of the S&P 500 Index which is a widely accepted benchmark composed of industrial, utility, financial and transportation stocks. The Index is designed to reflect the industrial composition of the entire U.S. economy. The companies represented in the Index account for approximately 70% of the value of all publicly traded U.S. common stocks. The investment manager of this fund is Wells Fargo Nikko Investment Advisors. At December 31, 1996, 163 employees were participating in this option.

Standish Fixed Income Fund -The Standish Fixed Income Fund is a mutual fund seeking to achieve a high level of current income while preserving principal and liquidity by primarily investing in a diversified portfolio of investment-grade fixed income securities such as bonds, notes, mortgage pass-through securities, convertible debt securities and debt securities with an average maturity of five to thirteen years. The investment advisor of this fund is Standish, Ayer & Wood, Inc. At December 31, 1996 and 1995, 591 and 703 employees, respectively, were participating in this option.


NOTES TO FINANCIAL STATEMENTS--CONTINUED

THE RYLAND GROUP, INC.
RETIREMENT AND STOCK OWNERSHIP PLAN


NOTE B:  DESCRIPTION OF THE PLAN--CONTINUED

Employee Contributions and Investment Options - cont.
-----------------------------------------------------
In 1995, the Employee Benefits Committee agreed to eliminate the Kemper Growth Fund as an RSOP investment option for participants effective January 1, 1996. The Fidelity Growth Company Fund and Wells Fargo Equity Index Fund were chosen to replace this fund. Participant balances in the Kemper Growth Fund were transferred at the participant's discretion among the available funds.

The replaced investment option for 1995 was:

Kemper Growth Fund - The Kemper Growth Fund is an equity mutual fund which seeks growth of capital by primarily investing in common stocks of companies that are typically characterized by above average profitability, leadership position in the industry, good management, increasing demand for the companies' products and services, and new product development. The investment manager of this fund is Kemper Financial Services, Inc. At December 31, 1995, 1,177 employees were participating in this option.

In May 1992, the Employee Benefits Committee agreed to eliminate The Ryland Group, Inc. Common Stock Fund as an RSOP investment option for participants effective January 1, 1993. Participant balances in the Common Stock fund remain as frozen options which can be liquidated into the other investment funds at the participant's option. At December 31, 1996 and 1995, 90 and 112 employees were maintaining balances in The Ryland Group, Inc. Common Stock Fund.

Company Contributions
---------------------
As of January 1, 1994, the RSOP was amended to allow the Company to make both matching and discretionary contributions in the form of Preferred Shares, cash or a combination of both. In instances where cash is all or part of the Company's contribution, it is divided among the current investment funds based on each participant's current investment option selection. In instances where both Preferred Shares and cash are contributed to participant accounts, all participants receive an equal proportion of each. The Company made no discretionary contributions for the years ended December 31, 1996 and 1995.

Vesting
-------
Participants' contributions are fully vested at all times. The Plan provides for graduated vesting of Company contributions of 25% after two years' service and 25% additional vesting for each year thereafter until the fifth year, at which time participants are 100% vested. Participants are automatically vested upon death, disability or retirement at age 65.

RSOP Loan
---------
The "RSOP Loan" is a loan between the Company and the Plan; the proceeds were used by the Plan to acquire the Preferred Stock (see Note C below). To the extent employer contributions, including matching contributions and discretionary contributions, are used to make an RSOP Loan amortization payment, such contributions are made in cash. After each RSOP Loan amortization payment is made, a number of shares of Preferred Stock is released from the RSOP Loan suspense account based on a predetermined formula. Following the release of the Preferred Stock and allocation of a portion of the shares attributable to dividends, the remaining shares of Preferred Stock are allocated among the participants' accounts based on the amount of the required matching contributions. Any remaining shares are allocated among the participants' accounts based on compensation.


NOTES TO FINANCIAL STATEMENTS--CONTINUED

THE RYLAND GROUP, INC.
RETIREMENT AND STOCK OWNERSHIP PLAN


NOTE B:  DESCRIPTION OF THE PLAN--CONTINUED

Other
-----
The Company expects and intends to continue the Plan but reserves the right to amend, suspend or terminate the Plan at any time. If the Company terminates the Plan, each participant will become fully vested in all of his or her accounts under the Plan and will be entitled to a distribution of such accounts in accordance with the terms of the Plan.

Earnings on investments, net gains or losses on sales of investments and unrealized appreciation or depreciation in market value of investments are allocated to individual participant accounts based on a ratio of the individual's account balance to the total fund balance.

Additional information about the Plan agreement is contained in the pamphlet The Ryland Retirement and Stock Ownership Plan. Copies of this pamphlet are
----------------------------------------------
available from the Company's Employee Benefits Department.


NOTE C: PREFERRED STOCK AND THE LOAN PAYABLE TO RYLAND

On August 31, 1989, the Company sold 1,267,327 shares of non-transferable Series A ESOP Convertible Preferred Stock, par value $1.00, to the Plan for $31.5625 per share, or an aggregate purchase price of approximately $40,000,000. Each share of Preferred Stock will pay an annual cumulative dividend of $2.2094, or 7.0 percent of the purchase price per share, and is convertible initially into one share of the Company's Common Stock. During 1996 and 1995, the Company paid approximately $1,974,000 and $2,193,000, respectively, in dividends on the Preferred Stock. Each share of Preferred Stock is entitled to a number of votes equal to the shares into which it is convertible, and the holders of the Preferred Stock generally vote together with the Common Stock on all matters. The conversion and voting rights of the Preferred Stock are subject to anti-dilution adjustments.

The Plan's purchase of the Preferred Stock was financed by a loan to the Plan from the Company in the amount of $40,000,000. The loan bears interest at the annual rate of 9.99 percent and is expected to be repaid over 10 years by the Plan through dividends received on the Preferred Stock and Company contributions. The Plan incurred approximately $1,794,000 and $2,229,000 of interest on this loan in 1996 and 1995. Participants receive allocations of the Preferred Stock as debt payments are made. During 1996 and 1995, there were 156,595 and 120,170 shares released, respectively, and allocated to participants. The unallocated preferred shares are collateral to the loan payable to Ryland. As of December 31, 1996, there were 309,881 unallocated preferred shares with an approximate value of $7,902,000. At December 31, 1995, there were 466,477 unallocated preferred shares with an approximate value of $11,895,000.

Maturities of the loan payable to Ryland for each of the remaining three years of the loan are as follows:

1997                                         $ 9,217,801
1998                                         $ 6,914,306
1999                                         $   258,703


NOTES TO FINANCIAL STATEMENTS--CONTINUED

THE RYLAND GROUP, INC.
RETIREMENT AND STOCK OWNERSHIP PLAN

NOTE D:  DISTRIBUTIONS

A participant who terminates employment with the Company by reason of a separation from service, death, disability or retirement will be paid the current value of his/her contributions to the Plan, plus the vested portion of his/her account, if any, attributable to Company contributions. Distributions from a participant's vested portion of his/her Convertible Preferred Stock account will be made at the participant's election either in cash or whole shares of Common Stock of the Company. If the participant elects to receive Common Stock, the Trustee will convert each share of Preferred Stock held in the participant's Convertible Preferred Stock account into one share of Common Stock and will receive from the Company an additional cash contribution to cover any differential between the current Common Stock price and the appraised value of the Preferred Stock. The Trustee will use the cash to acquire (on the open market) additional shares of Common Stock and then distribute to the participant the total number of shares of Common Stock that were acquired. If the participant elects to receive cash, the Trustee will convert each share of Preferred Stock into the number of shares of Common Stock into which such Preferred Stock is convertible, and will receive in cash from the Company any differential between the current Common Stock price and the appraised value of the Preferred Stock. The Trustee will then sell the shares of Common Stock on the open market and distribute to the participant the cash proceeds plus the differential contribution made by the Company. The non-vested portion of the Company's contributions credited to the terminating participant is forfeited immediately. All forfeitures are used to reduce future matching contributions required from the Company.

For purposes of these financial statements, the cash received by the Trustee from the Company to fund any differential between the current market price of the Company's Common Stock and the appraised value of the Preferred Shares is recorded as an employer contribution. This cash is not included in the computation of the realized gain or loss of the converted Preferred Shares.


NOTE E:  INVESTMENTS

During 1996 and 1995, the Plan's investments (including investments bought and sold, as well as held during the year) appreciated in fair value by $913,123 and $4,075,913, respectively.


                                        Net (Depreciation)
                                           Appreciation
For the Year Ended                        in Fair Value          Fair Value at
December 31, 1996                         During Year             End of Year
----------------------------            ------------------       -------------

Common Stock-
  The Ryland Group, Inc.               $       (2,830)         $       152,436

Putnam Voyager Fund                           582,660               11,188,498

American Balanced Fund                        218,717                7,403,388

Fidelity Growth Fund                          901,866                8,839,414

Wells Fargo S&P 500                            71,847                  571,048

CIGNA Income Fund                                   0                5,599,646

Wachovia Short-Term Investment Fund                 0                  144,646

Loans to Participants                               0                1,765,450

Preferred Stock -

   The Ryland Group, Inc.                    (901,448)              21,974,396

Standish Fixed Income Fund                     42,311                3,034,816
                                               -------               ---------

Total                                   $     913,123           $   60,673,738
                                            =========             ============





NOTES TO FINANCIAL STATEMENTS--CONTINUED

THE RYLAND GROUP, INC.
RETIREMENT AND STOCK OWNERSHIP PLAN


NOTE E: INVESTMENTS--CONTINUED

                                        Net (Deprecation)
                                         Appreciation in
For the Year Ended                        Fair Value             Fair Value at
December 31, 1995                         During Year              End of Year
------------------------------         ------------------      ---------------
Common Stock-
  The Ryland Group, Inc.               $      (17,374)         $      182,154

Putnam Voyager Fund                         2,408,791              10,043,695

Kemper Growth Fund                          1,221,997                       0

American Balanced Fund                      1,214,243               7,883,646

Fidelity Growth Fund                                0               7,767,441

CIGNA Income Fund                                   0               6,196,142

Wachovia Short-Term Investment Fund                 0                 138,791

Loans to Participants                               0               1,513,314

Preferred Stock-

  The Ryland Group, Inc.                   (1,086,329)             24,048,974

Standish Fixed Income Fund                    334,585               3,202,587
                                              -------               ---------

Total                                   $   4,075,913           $  60,976,744
                                            =========              ==========

The fair value of individual investments that represent 5% or more of the Plan's net assets are as follows:

                                            December 31,          December 31,
                                               1996                   1995
                                         ----------------       --------------

Putnam Voyager Fund                     $  11,188,498           $  10,043,695
American Balance Fund                   $   7,403,388           $   7,883,646
Fidelity Growth Fund                    $   8,839,414           $   7,767,441
CIGNA Income Fund                       $   5,599,646           $   6,196,142
Standish Fixed Income Fund              $   3,034,816           $   3,202,587
Preferred Stock-
  The Ryland Group, Inc.                $  21,974,396           $  24,048,974


The maximum accounting loss the Plan would incur if parties to the financial instruments failed to perform would be the current value of the investments as stated on the Statement of Net Assets Available for Plan Benefits. None of the investments are secured by collateral.


NOTES TO FINANCIAL STATEMENTS--CONTINUED

THE RYLAND GROUP, INC.
RETIREMENT AND STOCK OWNERSHIP PLAN


NOTE F:  INCOME TAX STATUS

The Internal Revenue Service has ruled (November 15, 1994) that the Plan qualifies under Section 401(a) of the Internal Revenue Code (IRC) and is, therefore, not subject to tax under present income tax law. Once qualified, the Plan is required to operate in conformity with the IRC to maintain its qualification. The Employee Benefits Committee is not aware of any course of action or series of events that have occurred that might adversely affect the Plan's qualified status.


NOTES TO FINANCIAL STATEMENTS

THE RYLAND GROUP, INC.
RETIREMENT AND STOCK OWNERSHIP PLAN


NOTE G: NET ASSETS AVAILABLE FOR PLAN BENEFITS BY FUND AS OF DECEMBER 31, 1996

                                       Ryland        Putnam       American
                                       Common        Voyager      Balanced
                                       ------        ------       --------
ASSETS

Receivables:
   Accrued employer contributions
   Accrued interest and dividends    $     14       $     0        $     0
                                          ---            ---            ---
     Total receivables                     14             0              0

Investments at fair value:
   Short-term investments               3,195
   CIGNA Income Fund
   Preferred stock of
     The Ryland Group, Inc.
   Common stock of
     The Ryland Group, Inc.           152,259
   Mutual funds                                  11,188,498         7,403,388
   Loans to participants
                                      -------    ----------         ---------
     Total investments                155,454    11,188,498         7,403,388
                                      -------    ----------         ---------
     Total Assets                     155,468    11,188,498         7,403,388
                                      =======    ==========         =========

LIABILITIES

Accrued liabilities                         0             0                 0
Loan payable to
   The Ryland Group, Inc.
                                      -------        ------            ------
     Total Liabilities                      0             0                 0
                                     --------       --------           ------

NET ASSETS AVAILABLE FOR
   PLAN BENEFITS                  $   155,468 $  11,188,498      $  7,403,388
                                   ==========    ==========         =========

                                      Standish       Fidelity
                                    Fixed Income      Growth           CIGNA
                                    ------------     ---------        --------
ASSETS

Receivables:
   Accrued employer contributions
   Accrued interest and dividends      $       0       $     0        $ 23,913
                                          ------         -----        -------
     Total receivables                         0             0          23,913

Investments at fair value:
   Short-term investments                                               36,639
   CIGNA Income Fund                                                 5,599,646
   Preferred stock of
     The Ryland Group, Inc.
   Common stock of
     The Ryland Group, Inc.
   Mutual funds                        3,034,816     8,839,414
   Loans to participants
                                        --------     ----------     ---------
     Total investments                 3,034,816     8,839,414      5,636,285
                                       ---------     ---------      ---------
     Total Assets                      3,034,816     8,839,414      5,660,198
                                       =========     =========      =========

LIABILITIES

Accrued liabilities                         0             0                 0
Loan payable to
   The Ryland Group, Inc.
                                    ------------   -----------    -----------
     Total Liabilities                      0             0                 0
                                    ------------   -----------    -----------

NET ASSETS AVAILABLE FOR
   PLAN BENEFITS                    $  3,034,816   $ 8,839,414    $ 5,660,198
                                    ============   ===========    ===========



                                      Wells Fargo      Ryland
                                       S&P 500        Preferred
                                      ---------       ---------
ASSETS

Receivables:
   Accrued employer contributions                     $ 2,732,371
   Accrued interest and dividends    $         0          475,983
                                     -----------       ----------
     Total receivables                         0        3,208,354

Investments at fair value:
   Short-term investments                                 104,812
   CIGNA Income Fund
   Preferred stock of
     The Ryland Group, Inc.                            21,974,396
   Common stock of
     The Ryland Group, Inc.                                   177
   Mutual funds                          571,048
   Loans to participants
                                        --------       ----------
     Total investments                   571,048       22,079,385
                                        --------       ----------
     Total Assets                        571,048       25,287,739
                                        ========       ==========

LIABILITIES

Accrued liabilities                            0          409,360
Loan payable to
   The Ryland Group, Inc.                              16,390,810
                                        --------       ----------
     Total Liabilities                         0       16,800,170
                                        --------       ----------

NET ASSETS AVAILABLE FOR
   PLAN BENEFITS                     $   571,048     $  8,487,569
                                     ===========     ============





                                        Loan
                                        Fund          Total
                                        ------       --------
ASSETS

Receivables:
   Accrued employer contributions                     $ 2,732,371
   Accrued interest and dividends    $        0           499,910
                                       ---------       ----------
     Total receivables                        0         3,232,281

Investments at fair value:
   Short-term investments                                 144,646
   CIGNA Income Fund                                    5,599,646
   Preferred stock of
     The Ryland Group, Inc.                            21,974,396
   Common stock of
     The Ryland Group, Inc.                               152,436
   Mutual funds                                        31,037,164
   Loans to participants               1,765,450        1,765,450
                                      ----------       ----------
     Total investments                 1,765,450       60,673,738
                                      ----------       ----------
     Total Assets                      1,765,450       63,906,019
                                      ==========       ==========

LIABILITIES

Accrued liabilities                            0         409,360
Loan payable to
   The Ryland Group, Inc.                             16,390,810
                                      ----------      ----------
     Total Liabilities                         0      16,800,170
                                      ----------      ----------

NET ASSETS AVAILABLE FOR
   PLAN BENEFITS                    $  1,765,450    $ 47,105,849
                                    ============    ============



NOTES TO FINANCIAL STATEMENTS

THE RYLAND GROUP, INC.
RETIREMENT AND STOCK OWNERSHIP PLAN



NOTE G: NET ASSETS AVAILABLE FOR PLAN BENEFITS BY FUND AS OF DECEMBER 31, 1995


                                       Ryland        Putnam       American
                                       Common        Voyager      Balanced
                                       ------        ------       --------
ASSETS

Receivables:
   Accrued employer contributions
   Accrued interest and dividends    $     15       $     0        $     0
                                          ---            ---            ---
     Total receivables                     15             0              0

Investments at fair value:
   Short-term investments               3,182
   CIGNA Income Fund
   Preferred stock of
     The Ryland Group, Inc.
   Common stock of
     The Ryland Group, Inc.           182,000
   Mutual funds                                  10,043,695         7,883,646
   Loans to participants
                                      -------    ----------         ---------
     Total investments                185,182    10,043,695         7,883,646
                                      -------    ----------         ---------
     Total Assets                     185,197    10,043,695         7,883,646
                                      =======    ==========         =========

LIABILITIES

Accrued liabilities                         0             0                 0
Loan payable to
   The Ryland Group, Inc.
                                      -------        ------            ------
     Total Liabilities                      0             0                 0
                                     --------       --------           ------

NET ASSETS AVAILABLE FOR
   PLAN BENEFITS                  $   185,197 $  10,043,695      $  7,883,646
                                   ==========    ==========         =========

                                      Standish       Fidelity
                                    Fixed Income      Growth           CIGNA
                                    ------------     ---------        --------
ASSETS

Receivables:
   Accrued employer contributions
   Accrued interest and dividends      $       0       $     0        $ 25,641
                                          ------         -----        -------
     Total receivables                         0             0          25,641

Investments at fair value:
   Short-term investments                                             129,621
   CIGNA Income Fund                                                6,196,142
   Preferred stock of
     The Ryland Group, Inc.
   Common stock of
     The Ryland Group, Inc.
   Mutual funds                        3,202,587     7,767,441
   Loans to participants
                                        --------     ----------     ---------
     Total investments                 3,202,587     7,767,441      6,325,763
                                       ---------     ---------      ---------
     Total Assets                      3,202,587     7,767,441      6,351,404
                                       =========     =========      =========

LIABILITIES

Accrued liabilities                         0             0                 0
Loan payable to
   The Ryland Group, Inc.
                                    ------------   -----------    -----------
     Total Liabilities                      0             0                 0
                                    ------------   -----------    -----------

NET ASSETS AVAILABLE FOR
   PLAN BENEFITS                    $  3,202,587   $ 7,767,441    $ 6,351,404
                                    ============   ===========    ===========

                                       Ryland           Loan
                                      Preferred         Fund          Total
                                      ---------        ------       --------
ASSETS

Receivables:
   Accrued employer contributions    $ 1,879,172                  $ 1,879,172
   Accrued interest and dividends        520,920   $      0           546,576
                                     -----------   ---------       ----------
     Total receivables                 2,400,092          0         2,425,748

Investments at fair value:
   Short-term investments                  5,988                      138,791
   CIGNA Income Fund                                                6,196,142
   Preferred stock of
     The Ryland Group, Inc.           24,048,974                   24,048,974
   Common stock of
     The Ryland Group, Inc.                  154                      182,154
   Mutual funds                                                    28,897,369
   Loans to participants                            1,513,314       1,513,314
                                      ----------    ---------      ----------
     Total investments                24,055,116    1,513,314      60,976,744
                                      ----------    ---------      ----------
     Total Assets                     26,455,208    1,513,314      63,402,492
                                      ==========    =========      ==========

LIABILITIES

Accrued liabilities                      534,302            0          534,302
Loan payable to
   The Ryland Group, Inc.             21,393,457                    21,393,457
                                      ----------   ----------       ----------
     Total Liabilities                21,927,759            0       21,927,759
                                      ----------   ----------       ----------

NET ASSETS AVAILABLE FOR
   PLAN BENEFITS                    $  4,527,449  $ 1,513,314     $ 41,474,733
                                    ============   ===========    ============


NOTES TO FINANCIAL STATEMENTS


THE RYLAND GROUP, INC.
RETIREMENT AND STOCK OWNERSHIP PLAN



NOTE H: ALLOCATION OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS BY
     FUND FOR THE YEAR ENDED DECEMBER 31, 1996


                                          Ryland        Putnam        American
                                          Common        Voyager       Balanced
                                         --------      ---------       -------
ADDITIONS

Contributions:

   Employer                                          $  207,612    $  111,736
   Participants                                       1,634,652       807,299
   Rollovers                                            100,048        37,491
                                         --------      ---------      --------
Total contributions                            0      1,942,312       956,526

Earnings on investments
   Interest                            $     205              0             0
   Dividends                               7,481        702,173       699,167
                                        --------      ---------      --------
Total Additions                            7,686      2,644,485     1,655,693
                                        --------      ---------      --------


DEDUCTIONS

Benefit payments to participants          22,095      2,320,296     1,443,227
Interest expense                               0              0             0
Administrative expenses                        6         49,961        34,157
                                        --------      ---------      --------

Total Deductions                          22,101      2,370,257     1,477,384
                                         --------      ---------      --------

Net realized and unrealized appreciation
 (depreciation) in fair value
  of investments                          (2,830)       582,660       218,717

Interfund transfers                      (12,484)       287,915      (877,284)
                                        --------      ---------      --------

Net (Decrease) Increase in net
 assets available for plan benefits      (29,729)     1,144,803      (480,258)

Net assets available for
 plan benefits at beginning of year      185,197     10,043,695     7,883,646
                                        --------      ---------      --------


NET ASSETS AVAILABLE FOR
   PLAN BENEFITS AT END OF YEAR         $155,468    $11,188,498    $7,403,388
                                        ========    ===========     =========

                                         Standish      Fidelity
                                       Fixed Income     Growth         CIGNA
                                         --------      ---------      -------
ADDITIONS

Contributions:

   Employer                             $ 46,037     $   131,019    $   61,458
   Participants                          330,644       1,028,611       447,719
   Rollovers                              35,198          75,833        74,862
                                         --------      ---------      --------
Total contributions                      411,879       1,235,463       584,039


Earnings on investments
   Interest                                    0           1,266       333,539
   Dividends                             209,031         396,949             0
                                        --------      ---------      --------

Total Additions                          620,910       1,633,678       917,578
                                        --------      ---------      --------


DEDUCTIONS

Benefit payments to participants         506,323       1,828,102     1,260,516
Interest expense                               0               0             0
Administrative expenses                   13,551          38,519        29,230
                                        --------       ---------      --------

Total Deductions                         519,874       1,866,621     1,289,746
                                         --------      ---------      --------

Net realized and unrealized appreciation
 (depreciation) in fair value
  of investments                          42,311        901,866              0

Interfund transfers                     (311,118)       403,050      (319,038)
                                        --------      ---------       --------

Net (Decrease) Increase in net
 assets available for plan benefits     (167,771)     1,071,973     (691,206)

Net assets available for
 plan benefits at beginning of year    3,202,587      7,767,441     6,351,404
                                        --------      ---------       --------


NET ASSETS AVAILABLE FOR
   PLAN BENEFITS AT END OF YEAR       $3,034,816    $8,839,414     $5,660,198
                                      ==========    ==========    ===========

                                        Wells Fargo                 Ryland
                                         S&P 500                   Preferred
                                         --------                  -- -------
ADDITIONS

Contributions:

   Employer                          $     6,442                  $ 6,699,479
   Participants                           85,020                            0
   Rollovers                              14,845                            0
                                         --------                   ---------
Total contributions                      106,307                    6,699,479


Earnings on investments
   Interest                                    0                            0
   Dividends                                   0                    1,974,464
                                        --------                     --------

Total Additions                          106,307                    8,673,943
                                        --------                     --------


DEDUCTIONS

Benefit payments to participants          21,044                    2,017,925
Interest expense                               0                    1,794,450
Administrative expenses                        0                            0
                                        --------                     --------

Total Deductions                          21,044                    3,812,375
                                      ----------                     --------

Net realized and unrealized appreciation
 (depreciation) in fair value
  of investments                         71,847                      (901,448)

Interfund transfers                     413,938                             0
                                        --------                      --------

Net (Decrease) Increase in net
 assets available for plan benefits     571,048                     3,960,120

Net assets available for
 plan benefits at beginning of year           0                     4,527,449
                                        --------                     --------


NET ASSETS AVAILABLE FOR
   PLAN BENEFITS AT END OF YEAR      $  571,048                    $8,487,569
                                      ==========                   ==========

                                            Loan
                                            Fund                     Total
                                         --------                  -- -------
ADDITIONS

Contributions:

   Employer                                    0                  $ 7,263,783
   Participants                                0                    4,333,945
   Rollovers                                   0                      338,277
                                         --------                   ---------
Total contributions                            0                   11,936,005


Earnings on investments
   Interest                            $ 137,129                      472,139
   Dividends                                   0                    3,989,265
                                        --------                    ---------

Total Additions                          137,129                   16,397,409
                                        --------                   ----------


DEDUCTIONS

Benefit payments to participants         300,014                    9,719,542
Interest expense                               0                    1,794,450
Administrative expenses                        0                      165,424
                                        --------                    ----------

Total Deductions                         300,014                   11,679,416
                                         --------                  ----------

Net realized and unrealized appreciation
 (depreciation) in fair value
  of investments                               0                      913,123

Interfund transfers                      415,021                            0
                                        --------                     --------

Net (Decrease) Increase in net
 assets available for plan benefits      252,136                    5,631,116

Net assets available for
 plan benefits at beginning of year     1,513,314                  41,474,733
                                        --------                     --------


NET ASSETS AVAILABLE FOR
   PLAN BENEFITS AT END OF YEAR        $1,765,450                $ 47,105,849
                                       ==========                ============



NOTES TO FINANCIAL STATEMENTS


THE RYLAND GROUP, INC.
RETIREMENT AND STOCK OWNERSHIP PLAN



NOTE H: ALLOCATION OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS BY
     FUND FOR THE YEAR ENDED DECEMBER 31, 1995


                                          Ryland        Putnam         Kemper
                                          Common        Voyager        Growth
                                         --------      ---------       -------
ADDITIONS

Contributions:

   Employer                                          $  587,342    $  403,360
   Participants                                       1,629,792     1,078,292
   Rollovers                                            383,837       231,077
                                         --------      ---------      --------
Total contributions                            0      2,600,971     1,712,729


Earnings on investments
   Interest                            $     516          4,945         4,115
   Dividends                              11,370        529,141       800,884
                                        --------      ---------      --------
Total Additions                           11,886      3,135,057    2,517,728
                                        --------      ---------      --------


DEDUCTIONS

Benefit payments to participants         180,317      2,739,035    2,203,531
Interest expense                               0              0            0
Administrative expenses                        8         40,270       34,569
                                        --------      ---------      --------

Total Deductions                         180,325      2,779,305    2,238,100
                                         --------     ---------    ---------

Net realized and unrealized appreciation
 (depreciation) in fair value
  of investments                         (17,374)     2,408,791    1,221,997

Interfund transfers                      (26,908)       454,957  (7,881,955)
                                        --------      ---------  -----------

Net (Decrease) Increase in net
 assets available for plan benefits     (212,721)    3,219,500   (6,380,330)

Net assets available for
 plan benefits at beginning of year       397,918     6,824,195    6,380,330
                                        --------      ---------      --------


NET ASSETS AVAILABLE FOR
   PLAN BENEFITS AT END OF YEAR         $185,197    $10,043,695    $        0
                                        ========    ===========     =========

                                          American      Standish     Fidelity
                                          Balanced    Fixed Income    Growth
                                         --------      ---------      -------
ADDITIONS

Contributions:

   Employer                             $396,146     $  161,772    $        0
   Participants                        1,048,834        421,378             0
   Rollovers                             211,103        123,908             0
                                         --------      ---------      --------
Total contributions                    1,656,083        707,058             0


Earnings on investments
   Interest                                4,152          1,793             0
   Dividends                             562,132        224,811             0
                                        --------      ---------      --------

Total Additions                        2,222,367       933,662              0
                                        --------      ---------      --------


DEDUCTIONS

Benefit payments to participants       2,120,001        784,119             0
Interest expense                               0              0             0
Administrative expenses                   35,121         15,455             0
                                        --------      ---------      --------

Total Deductions                      2,155,122        799,574             0
                                         --------      ---------      --------

Net realized and unrealized appreciation
 (depreciation) in fair value
  of investments                       1,214,243        334,585             0

Interfund transfers                     (171,459)      (380,410)    7,767,441
                                        --------      ---------      --------

Net (Decrease) Increase in net
 assets available for plan benefits    1,110,029        88,263      7,767,441

Net assets available for
 plan benefits at beginning of year    6,773,617     3,114,324              0
                                        --------      ---------      --------


NET ASSETS AVAILABLE FOR
   PLAN BENEFITS AT END OF YEAR       $7,883,646    $3,202,587    $  7,767,441
                                      ==========    ==========    ===========

                                                                    Ryland
                                            CIGNA                  Preferred
                                         --------                  -- -------
ADDITIONS

Contributions:

   Employer                          $   261,267                  $ 5,089,652
   Participants                          682,088                            0
   Rollovers                             108,699                            0
                                         --------                     --------
Total contributions                    1,052,054                    5,089,652


Earnings on investments
   Interest                              396,762                            0
   Dividends                                   0                    2,192,552
                                        --------                     --------

Total Additions                        1,448,816                    7,282,204
                                        --------                     --------


DEDUCTIONS

Benefit payments to participants       2,265,351                    3,342,203
Interest expense                               0                    2,229,042
Administrative expenses                   33,099                            0
                                        --------                     --------

Total Deductions                      2,298,450                    5,571,245
                                         --------                     --------

Net realized and unrealized appreciation
 (depreciation) in fair value
  of investments                               0                   (1,086,329)

Interfund transfers                       80,119                            0
                                        --------                     --------

Net (Decrease) Increase in net
 assets available for plan benefits     (769,515)                     624,630

Net assets available for
 plan benefits at beginning of year     7,120,919                    3,902,819
                                        --------                     --------


NET ASSETS AVAILABLE FOR
   PLAN BENEFITS AT END OF YEAR       $6,351,404                   $4,527,449
                                      ==========                   ==========

                                            Loan
                                            Fund                     Total
                                         --------                  -- -------
ADDITIONS

Contributions:

   Employer                                    0                  $ 6,899,539
   Participants                                0                    4,860,384
   Rollovers                                   0                    1,058,624
                                         --------                     --------
Total contributions                            0                   12,818,547


Earnings on investments
   Interest                            $ 117,743                      530,026
   Dividends                                   0                    4,320,890
                                        --------                     --------

Total Additions                          117,743                   17,669,463
                                        --------                     --------


DEDUCTIONS

Benefit payments to participants         646,975                   14,281,532
Interest expense                               0                    2,229,042
Administrative expenses                        0                      158,522
                                        --------                     --------

Total Deductions                        646,975                   16,669,096
                                         --------                     --------

Net realized and unrealized appreciation
 (depreciation) in fair value
  of investments                               0                    4,075,913

Interfund transfers                      158,215                            0
                                        --------                     --------

Net (Decrease) Increase in net
 assets available for plan benefits     (371,017)                   5,076,280

Net assets available for
 plan benefits at beginning of year     1,884,331                   36,398,453
                                        --------                     --------


NET ASSETS AVAILABLE FOR
   PLAN BENEFITS AT END OF YEAR       $1,513,314                 $ 41,474,733
                                      ==========                 ============




The Ryland Group, Inc.
Retirement and Stock Ownership Plan



Item 27a - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES

AS OF DECEMBER 31, 1996


                            DESCRIPTION OF
                            INVESTMENT, INCLUDING
IDENTITY OF ISSUE,          MATURITY DATE, RATE OF
BORROWER, LESSOR            INTEREST, PAR OR                           CURRENT
OR SIMILAR PARTY            MATURITY VALUE        COST                 VALUE

(1) The Ryland Group, Inc.  Common Stock       $   212,638         $   152,436

(1) The Ryland Group, Inc.  Preferred Stock    $27,198,700         $21,974,396

 CIGNA Income Fund          Guaranteed Account $ 5,599,646         $ 5,599,646

 Putnam Voyager             Mutual Fund        $ 9,230,716         $11,188,498

 Fidelity Growth            Mutual Fund        $ 8,082,342         $ 8,839,414

 Wells Fargo S&P 500        Mutual Fund        $   501,335         $   571,048

 American Balanced          Mutual Fund        $ 6,618,048         $ 7,403,388

 Standish Income            Mutual Fund        $ 2,936,424         $ 3,034,816

 Wachovia DTF               Money Market
  Short-term Investment     Mutual Funds       $   144,646         $   144,646

 Participant Loans          High - 9.5%       $ 1,765,450         $ 1,765,450
                            Low - 9.25%

(1) Denotes party in-interest



The Ryland Group, Inc.
Retirement and Stock Ownership Plan

Item 27d -  Schedule of Reportable Transactions

FOR THE YEAR ENDED DECEMBER 31, 1996

           (a)                             (b)                           (c)
                                        Description
                                          of Assets
                                      (including interest
                                      rate and maturity in           Purchase
Identity of Party Involved            case of a loan)                  Price
--------------------------            ------------                    --------


Category (i) - single transactions in excess of 5 percent of plan assets at beginning of the year.

Wachovia DTF Short Term
Investment Fund                       Money Market Fund         $    2,300,906

Wachovia DTF Short Term
Investment Fund                       Money Market Fund         $    7,767,441

Wachovia DTF Short Term
Investment Fund                       Money Market Fund                    n/a


Category (iii) - series of transactions in excess of 5 percent of plan assets at beginning of the year.

Wachovia DTF Short Term
Investment Fund                       Money Market Fund          $  23,849,971

Wachovia DTF Short Term
Investment Fund                       Money Market Fund                    n/a

American Balanced Fund                Mutual Fund                $   1,708,919

American Balanced Fund                Mutual Fund                          n/a

CIGNA Income Fund                     Guaranteed Account         $   1,228,124

CIGNA Income Fund                     Guaranteed Account                   n/a

Fidelity Growth Fund                  Mutual Fund               $    2,366,334

Fidelity Growth Fund                  Mutual Fund                          n/a

Putnam Voyager Fund                   Mutual Fund               $    3,549,494

Putnam Voyager Fund                   Mutual Fund                          n/a

Ryland Preferred Stock (1)            Preferred Stock                      n/a

Ryland Common Stock (1)               Common Stock              $    1,176,834

Ryland Common Stock (1)               Common Stock                         n/a


(1)Denotes party in-interest

                                           (d)                            (e)




Identity of Party Involved            Selling Price               Lease Rental
--------------------------            ------------                    --------

Category (i) - single transactions in excess of 5 percent of plan assets at beginning of the year.

Wachovia DTF Short Term
Investment Fund                                 n/a                       n/a

Wachovia DTF Short Term
Investment Fund                                 n/a                       n/a

Wachovia DTF Short Term
Investment Fund                             $ 7,767,441                   n/a


Category (iii) - series of transactions in excess of 5 percent of plan assets at beginning of the year.

Wachovia DTF Short Term
Investment Fund                               n/a                          n/a

Wachovia DTF Short Term
Investment Fund                            $ 23,936,696                    n/a

American Balanced Fund                        n/a                          n/a

American Balanced Fund                     $  2,407,893                    n/a

CIGNA Income Fund                             n/a                          n/a

CIGNA Income Fund                          $  2,152,644                    n/a

Fidelity Growth Fund                          n/a                          n/a

Fidelity Growth Fund                       $  2,196,227                    n/a

Putnam Voyager Fund                           n/a                          n/a

Putnam Voyager Fund                        $  2,987,351                    n/a

Ryland Preferred Stock (1)                 $  2,111,477                    n/a

Ryland Common Stock (1)                       n/a                          n/a

Ryland Common Stock (1)                    $  1,208,019                    n/a


(1)Denotes party in-interest

                                            (f) (2)

                                           Expenses
                                           Incurred
                                             with
Identity of Party Involved                Transaction
--------------------------            ------------


Category (i) - single transactions in excess of 5 percent of plan assets at beginning of the year.

Wachovia DTF Short Term
Investment Fund                               $0

Wachovia DTF Short Term
Investment Fund                               $0

Wachovia DTF Short Term
Investment Fund                               $0

Category (iii) - series of transactions in excess of 5 percent of plan assets at beginning of the year.

Wachovia DTF Short Term
Investment Fund                               $0

Wachovia DTF Short Term
Investment Fund                               $0

American Balanced Fund                        $0

American Balanced Fund                        $0

CIGNA Income Fund                             $0

CIGNA Income Fund                             $0

Fidelity Growth Fund                          $0

Fidelity Growth Fund                          $0

Putnam Voyager Fund                           $0

Putnam Voyager Fund                           $0

Ryland Preferred Stock (1)                    $0

Ryland Common Stock (1)                       $51

Ryland Common Stock (1)                    $6,273


(1)Denotes party in-interest
(2) Commissions and fees related to purchases and sales of investments are included in the cost of the investment or the proceeds from the sale and are not separately identified by the trustee.

                                           (g)                        (h)

                                                                 Current Value
                                                                    of Asset
                                        Cost of                 on Transaction
Identity of Party Involved               Asset                       Date
--------------------------            ------------                    --------

Category (i) - single transactions in excess of 5 percent of plan assets at beginning of the year.

Wachovia DTF Short Term
Investment Fund                       $  2,300,906              $   2,300,906

Wachovia DTF Short Term
Investment Fund                       $  7,767,441              $   7,767,441

Wachovia DTF Short Term
Investment Fund                       $  7,767,441              $   7,767,441


Category (iii) - series of transactions in excess of 5 percent of plan assets at beginning of the year.

Wachovia DTF Short Term
Investment Fund                       $ 23,849,971              $  23,849,971

Wachovia DTF Short Term
Investment Fund                       $ 23,936,696              $  23,936,696

American Balanced Fund                $  1,708,919              $   1,708,919

American Balanced Fund                $  2,126,294              $   2,407,893

CIGNA Income Fund                     $  1,228,124              $   1,228,124

CIGNA Income Fund                     $  2,152,644              $   2,152,644

Fidelity Growth Fund                  $  2,366,334              $   2,366,334

Fidelity Growth Fund                  $  2,051,432              $   2,196,227

Putnam Voyager Fund                   $  3,549,494              $   3,549,494

Putnam Voyager Fund                   $  2,272,062              $   2,987,351

Ryland Preferred Stock (1)            $  2,274,223              $   2,111,477

Ryland Common Stock (1)               $  1,176,886              $   1,176,834

Ryland Common Stock (1)               $  1,214,585              $   1,208,019


(1)Denotes party in-interest

                                           (i)
Identity of Party Involved            Net Gain or (Loss)
--------------------------            ------------------

Category (i) - single transactions in excess of 5 percent of plan assets at beginning of the year.

Wachovia DTF Short Term
Investment Fund                                 n/a

Wachovia DTF Short Term
Investment Fund                                 n/a

Wachovia DTF Short Term
Investment Fund                       $           0


Category (iii) - series of transactions in excess of 5 percent of plan assets at beginning of the year.

Wachovia DTF Short Term
Investment Fund                                n/a

Wachovia DTF Short Term
Investment Fund                       $          0

American Balanced Fund                         n/a

American Balanced Fund                $    281,599

CIGNA Income Fund                              n/a

CIGNA Income Fund                     $          0

Fidelity Growth Fund                           n/a

Fidelity Growth Fund                  $    144,795

Putnam Voyager Fund                            n/a

Putnam Voyager Fund                   $    715,289

Ryland Preferred Stock (1)            $   (162,746)

Ryland Common Stock (1)                         n/a

Ryland Common Stock (1)               $    (12,839)

(1)Denotes party in-interest

There were no category (ii) or (iv) reportable transactions during 1996.


                                     SIGNATURE
                                     ---------

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the Plan) have duly caused this Annual Report to be signed by the undersigned thereunto duly authorized.



                                          THE RYLAND GROUP, INC.
                                          RETIREMENT AND STOCK OWNERSHIP PLAN






Date:  June 27, 1997                      By:  /s/  Michael D. Mangan        .
                                              --------------------------------
                                              Michael D. Mangan
                                              Executive Vice President
                                              and Chief Financial
                                              Officer of The Ryland
                                              Group, Inc.



                                                               Page Of
                                                              Sequentially
                                                             Numbered Pages
                                                             --------------

                              INDEX OF EXHIBITS
                              -----------------

23     Consent of Ernst & Young, Independent Auditors                 19